SECU



16022364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

NOV 29 2016

Washington DC
412

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SEC FILE NUMBER

8- 38452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2015__ AND ENDING __September 30, 2016__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westco Investment Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__77 Hempstead Avenue__
                        (No. and Street)

__Lynbrook__   __NY__   __11563__
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__James G. Westmacott__   __516-593-5070__
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__RW Group, LLC__
                        (Name – if individual, state last, first, middle name)

__400 Old Forge Lane, Suite 401, Kennett Square, PA 19348__
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

2016 NOV 30 AM 8:18 SEC / TM RECEIVED

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __James G. Westmacott__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Westco Investment Corp.__ , as of __September 30__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI B. BARRETT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6304444
Qualified in Nassau County
My Commission Expires May 27, 2018

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westco Investment Corp.

-Table of Contents-



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westco Investment Corp.

We have audited the accompanying financial statements of Westco Investment Corp., which comprise the balance sheet as of September 30, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Westco Investment Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westco Investment Corp. as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Westco Investment Corp.'s financial statements. The supplemental information is the responsibility of Westco Investment Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, CPA

Kennett Square, Pennsylvania
November 23, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

 PrimeGlobal

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Westco Investment Corp.
Balance Sheet
September 30, 2016

ASSETS

Current Assets

Cash	$	8,357
Commissions receivable		4,272
Marketable securities		68,980
Total Current Assets		81,609

Fixed Assets
Furniture, fixtures, and equipment, less
Accumulated depreciation of $30,951   -0-

TOTAL ASSETS $ 81,609

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Commissions payable	$	3,165
Accrued expenses		18,380
Total Current Liabilities		21,545

Shareholder's Equity
Common stock (200 shares authorized,
  no par value, 100 shares issued and outstanding)   51,000
Paid in capital   43,800
Retained deficit   (34,736)

    Total Shareholder's Equity   60,064

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY $ 81,609

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2016

REVENUE

Commissions	$ 146,222
Miscellaneous income	0
Interest and dividends	1,065
Short term and tong term capital gains on Mutual Funds	2,281
Gain on securities	3,916
TOTAL REVENUE	153,484

EXPENSES

Commissions	28,483
Salaries	54,095
Insurance	17,269
Rent	12,381
General and administrative	3,313
Repairs	65
Professional fees	8,825
Regulatory Dues and Fees	8,475
Computer services	4,849
Telephone	87
Payroll taxes	4,791
Pension expense	1,295
Clearing Fees	14,393
Error Account	4,521
Travel	250
Franchise Tax	205
Entertainment	250
TOTAL EXPENSES	163,547
Income before Provision for Income Taxes	(10,063)
Provision for Income Taxes	0
NET INCOME	$ (10,063)

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2015	$ 51,000	$ 43,800	$ (24,673)	$ 70,127
Net Income-September 30, 2016	-0-	-0-	(10,063)	(10,063)
Shareholder's Equity September 30, 2016	$ 51,000	$ 43,800	$ (34,736)	$ 60,064

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.
Statement of Cash Flows
For the Year Ended September 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ (10,063)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	
Decrease in commissions receivable	18,495
Decrease in commissions payable	(245)
Decrease in accrued expenses	(5,278)
Gain on securities	(7,240)
NET CASH PROVIDED BY OPERATIONS	(4,331)
NET DECREASE IN CASH	(4,331)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,688
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,357

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for Federal and State corporate taxes	$ 0

See Notes to Financial Statements.

7

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2016.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 61,345	$ 7,635	$ 0	$ 68,980

Note 2 - INCOME TAXES

The Company has a net operating loss at September 30, 2016 of $39682 expiring at various dates through September 30, 2034. The NOL has resulted in a tax asset of $8730. Management believes long term realizability is remote, accordingly we have applied a valuation allowance against the full amount. The allowance has increased in the last year by $3200.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2013.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2016, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2016

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 16,916	$ -0-	$ -0-	$ 16,916
First Eagle US Value	18,837	-0-	-0-	18,837
iShares Core S & P 500	13,706	-0-	-0-	13,706
Ivy Balanced	18,523	-0-	-0-	18,523
SSN Money Market	998	-0-	-0-	998
	$ 68,980	$ -0-	$ -0-	$ 68,980

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2016, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2016 was $12,381, which includes $4500 due at September 30, 2016.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employee's time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2016 employer expense was $1,295.

Note 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2016, the Company had net capital of $46,726 which was $41,726 in excess of its required net capital of $5,000.

Note 9- SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 23, 2016. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2016.

Westco Investment Corp

Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2016

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital
Add: $ 60,064

    A. Subordinated borrowings allowable in computation of net
        capital   0

Total Capital and Allowable Subordinated Liabilities $ 60,064

Deductions and/or Charges
    A. Non-Allowable Assets
    Receivables - Other $ 0
    Receivables from non-customers   3,806
        Other Assets   0
Total Deductions/and or Charges $ 3,806

Net Capital Before Haircuts on Securities Positions   56,258

Haircuts on Securities
    A. Trading Securities $ 9,512
    B. Mutual Fund Money Market   20

Total Haircuts on Securities   9,532

Net Capital $ 46,726

AGGREGATE INDEBTEDNESS
    Items included in Statement of Financial   Condition:
        Accounts Payable, Accrued and Other
        Liabilities $ 21,545

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Net Capital Required $ 5,000

Ratio: Aggregate Indebtedness to Net Capital   .4611 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net Capital, as reported in Company's Part II (Unaudited) Focus
Report $ 46,726
    Net Audit Adjustments   0

Net Capital per above $ 46,726

The accompanying notes are an integral part of these financial statements.

12

Westco Investment Corp.
Balance Sheet
September 30, 2016

ASSETS

Current Assets		
Cash	$	8,357
Commissions receivable		4,272
Marketable securities		68,980
Total Current Assets		81,609
Fixed Assets		
Furniture, fixtures, and equipment, less		
Accumulated depreciation of $30,951		-0-
TOTAL ASSETS	$	81,609

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Commissions payable	$	3,165
Accrued expenses		18,380
Total Current Liabilities		21,545
Shareholder's Equity		
Common stock (200 shares authorized,		
no par value, 100 shares issued and outstanding)		51,000
Paid in capital		43,800
Retained deficit		(34,736)
Total Shareholder's Equity		60,064
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	81,609

See Notes to Financial Statements.

4

Westco Investment Corp.
Statement of Income
For the Year Ended September 30, 2016

REVENUE

Commissions	$ 146,222
Miscellaneous income	0
Interest and dividends	1,065
Short term and tong term capital gains on Mutual Funds	2,281
Gain on securities	3,916
TOTAL REVENUE	153,484

EXPENSES

Commissions	28,483
Salaries	54,095
Insurance	17,269
Rent	12,381
General and administrative	3,313
Repairs	65
Professional fees	8,825
Regulatory Dues and Fees	8,475
Computer services	4,849
Telephone	87
Payroll taxes	4,791
Pension expense	1,295
Clearing Fees	14,393
Error Account	4,521
Travel	250
Franchise Tax	205
Entertainment	250
TOTAL EXPENSES	163,547
Income before Provision for Income Taxes	(10,063)
Provision for Income Taxes	0
NET INCOME	$ (10,063)

See Notes to Financial Statements.

5

Westco Investment Corp.
Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2015	$ 51,000	$ 43,800	$ (24,673)	$ 70,127
Net Income-September 30, 2016	-0-	-0-	(10,063)	(10,063)
Shareholder's Equity September 30, 2016	$ 51,000	$ 43,800	$ (34,736)	$ 60,064

Common stock, no par value, 200 shares authorized, 100 issued.

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows

For the Year Ended September 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ (10,063)
Adjustments to Reconcile Net Income to Net	
Cash Used in Operating Activities	
Depreciation	
Decrease in commissions receivable	18,495
Decrease in commissions payable	(245)
Decrease in accrued expenses	(5,278)
Gain on securities	(7,240)
NET CASH PROVIDED BY OPERATIONS	(4,331)
NET DECREASE IN CASH	(4,331)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,688
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,357
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for Federal and State corporate taxes	$ 0

See Notes to Financial Statements.

7

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended September 30, 2016.

Marketable Securities

The Company classifies marketable securities, which consists of investments in marketable equity securities, as "trading securities." Under this classification, investments are stated at fair value.

	Costs	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 61,345	$ 7,635	$ 0	$ 68,980

Note 2 - INCOME TAXES

The Company has a net operating loss at September 30, 2016 of $39682 expiring at various dates through September 30, 2034. The NOL has resulted in a tax asset of $8730. Management believes long term realizability is remote, accordingly we have applied a valuation allowance against the full amount. The allowance has increased in the last year by $3200.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2013.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2016, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.
Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.
Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Westco Investment Corp.
Notes to Financial Statements
September 30, 2016

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 16,916	$ -0-	$ -0-	$ 16,916
First Eagle US Value	18,837	-0-	-0-	18,837
iShares Core S & P 500	13,706	-0-	-0-	13,706
Ivy Balanced	18,523	-0-	-0-	18,523
SSN Money Market	998	-0-	-0-	998
	$ 68,980	$ -0-	$ -0-	$ 68,980

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2016, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Note 6 – TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis. Rent expense under this arrangement for the year ended September 30, 2016 was $12,381, which includes $4500 due at September 30, 2016.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employee's time spent working for the entity.

Note 7 – SIMPLE RETIREMENT PLAN

The company has established a cash or deferred arrangement SIMPLE IRA retirement plan. The plan matches 100% of employee contributions, up to 3% of gross pay. For the year ending September 30, 2016 employer expense was $1,295.

Note 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2016, the Company had net capital of $46,726 which was $41,726 in excess of its required net capital of $5,000.

Note 9- <u>SUBSEQUENT EVENTS</u>

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 23, 2016. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2016.

Westco Investment Corp
Schedule I
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
September 30, 2016

NET CAPITAL
Total Stockholder's Equity Qualified for Net Capital
Add: $ 60,064

   A. Subordinated borrowings allowable in computation of net
      capital   0

Total Capital and Allowable Subordinated Liabilities $ 60,064

Deductions and/or Charges
   A. Non-Allowable Assets
     Receivables - Other $ 0
     Receivables from non-customers   3,806
         Other Assets   0
Total Deductions/and or Charges $ 3,806

Net Capital Before Haircuts on Securities Positions   56,258

Haircuts on Securities
   A. Trading Securities $ 9,512
   B. Mutual Fund Money Market   20

Total Haircuts on Securities   9,532

Net Capital $ 46,726

AGGREGATE INDEBTEDNESS
     Items included in Statement of Financial   Condition:
        Accounts Payable, Accrued and Other
           Liabilities $ 21,545

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Minimum Net Capital Required $ 5,000

Ratio: Aggregate Indebtedness to Net Capital   .4611 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Net Capital, as reported in Company's Part II (Unaudited) Focus
Report $ 46,726
     Net Audit Adjustments   0

Net Capital per above $ 46,726

The accompanying notes are an integral part of these financial statements.

Westco Investment Corp.
For the Fiscal Year Ended September 30, 2016

<u>15c3-3 Exemption Report</u>

The Company has claimed exemption from Rule 15c3-3 under (k)(2)(ii) based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. To the best knowledge and belief of management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2016 without exception.

_____

James G. Westmacott, President



RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Westco Investment Corp.

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Westco Investment Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westco Investment Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (2(ii)) (the "exemption provisions") and (2) Westco Investment Corp. stated that Westco Investment Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Westco Investment Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westco Investment Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, CPA

Kennett Square, Pennsylvania

November 23, 2016

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914


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Phone: 610-713-8208
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